Consent of KPMG LLP


We consent to the inclusion of our report dated March 22, 2002, with respect to the consolidated balance sheets of bigchalk.com, inc. and subsidiaries, as of December 31, 2001 and 2000, and the related consolidated statements of operations, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the Form 8-K/A of ProQuest Company dated March 17, 2003.


/s/ KPMG LLP


Chicago, Illinois
March 17, 2003